UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Box Ships Inc. (the "Company"), dated August 1, 2012, announcing the Company's results for the second quarter and six months ended June 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: August 1, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 99.1

BOX SHIPS INC. REPORTS SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2012 RESULTS
AND DECLARES QUARTERLY DIVIDEND OF $0.26 PER COMMON SHARE

ATHENS, Greece, August 1, 2012 – Box Ships Inc. (NYSE: TEU) (the "Company"), a global shipping company specializing in the seaborne transportation of containers, announced today its results for the second quarter and six months ended June 30, 2012.

Financial Highlights (Expressed in United States Dollars)	For the period from April 14, 20111 to June 30, 2011	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012
Time charter revenues	$7,225,829	$15,441,436	$31,524,149
Amortization of above/below market time charters	161,050	524,942	1,016,946
Time charter revenues, adjusted2	$7,386,879	$15,966,378	$32,541,095

EBITDA3	$4,585,185	$7,344,047	$17,350,606
Adjusted EBITDA3	$4,818,826	$8,148,354	$18,925,891

Net Income	$2,258,970	$1,987,660	$6,648,374
Adjusted Net Income3	$2,492,611	$2,791,967	$8,223,659

Earnings per common share (EPS)	$0.16	$0.11	$0.39
Adjusted Earnings per common share3	$0.18	$0.16	$0.49

1 Date of the initial public offering of our common shares (the "Initial Public Offering").

2 Time charter revenues, adjusted, is not a recognized measurement under generally accepted accounting principles in the United States of America ("U.S. GAAP" or "GAAP"). We believe that the presentation of Time charter revenues, adjusted is useful to investors because it presents the charter revenues recognized in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to vessels acquired. Refer to the definition and reconciliation of this measurement to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP at the back of this release.

3 EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per common share (Adjusted EPS) are not recognized measurements under GAAP. Refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP at the back of this release.

Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of Box Ships Inc., commented:

"This quarter marks our one-year anniversary as a public company. During the second quarter of 2012, our earnings per share and adjusted earnings per share were $0.11 and $0.16 per share, respectively, and more importantly I am pleased to announce that the Board of Directors has declared a dividend of $0.26 per share payable on or about August 22, 2012 to shareholders of record on August 15, 2012. Since our IPO, we have maintained our dividend policy and to date, we have declared a total of $1.31 in dividends, consistent with our dividend policy, and we intend, subject to the approval of our Board of Directors, to declare a dividend of $0.22 per share for the third quarter of 2012, payable in the fourth quarter of this year, and to target a dividend of $0.22 per share for the fourth quarter of 2012."

Mr. Bodouroglou concluded, "In addition, during the second quarter we agreed to acquire two vessels, the OOCL Hong Kong and the OOCL China, and chartered these vessels back to OOCL at a gross daily rate of $26,800 per vessel for three years, which increased our fleet to nine vessels, and improves our free cash flow and dividend coverage significantly. This transaction also strengthens our balance sheet, expands our chartering base to include OOCL, one of the premier Global liner operators, improves our fixed revenue coverage days significantly, and further staggers the term of our charter contracts. The containership market has remained challenging, and the brief rebound we witnessed last quarter quickly disappeared. The encouraging news is that freight rates charged by liner companies for the carriage of containers at sea continue to improve year over year, and we expect to see some improvement in the charter market for containerships as we continue to seek suitable employment for the Box Trader and the Box Voyager, most probably for a term of six to nine months."

Results of Operations

Three Months ended June 30, 2012 compared to the period from April 14, 2011 to June 30, 2011 ("second quarter of 2011")

During the second quarter of 2012, we operated an average of 7.07 vessels with a 93% utilization rate, reflecting a total of 44 off-hire days associated with the scheduled drydockings for two of our vessels. Excluding these drydockings our utilization rate was 99.8%. Our Net Income and Adjusted Net Income was $2.0 million and $2.8 million, respectively, resulting in earnings per share of $0.11 and adjusted earnings per share of $0.16, respectively, on both a basic and diluted basis. EBITDA and Adjusted EBITDA for the second quarter of 2012 were $7.3 million and $8.1 million, respectively. In addition, on June 25, 2012, we took delivery of the 1995-built 5,344 TEU containership, the OOCL Hong Kong, which commenced a three-year time charter with Orient Overseas Container Lines Ltd. ("OOCL") at a gross daily rate of $26,800.

During the period from April 14, 2011 (date of our Initial Public Offering) to June 30, 2011, we operated an average of 3.79 vessels with a 100% utilization rate. Our Net Income and Adjusted Net Income was $2.3 million and $2.5 million, respectively, resulting in earnings per share of $0.16 and adjusted earnings per share of $0.18, respectively, on both a basic and diluted basis. EBITDA and Adjusted EBITDA for the period from April 14, 2011 to June 30, 2011 were $4.6 million and $4.8 million, respectively.

Net revenues

Net revenues represent charter hire earned, net of commissions. During the second quarter of 2012 and 2011, our vessels operated a total of 598 and 296 days, respectively, from a total of 643 and 296 calendar days, respectively. Seven vessels out of nine vessels in our fleet are currently employed under fixed rate time charters, having an average weighted remaining charter duration of 25 months (weighted by aggregate contracted charter hire). The Company reported net revenues for the second quarter of 2012 of $15.1 million, which was more than double our net revenues in the second quarter of 2011, which were $7.1 million due to the increased fleet size and more than double the amount of vessel available days period over period. Our net revenues are also net of the amortization of above/below market time charters, which decreased our revenues and net income for the second quarter of 2012 and 2011 by $0.5 million and $0.2 million, respectively, or $0.03 and $0.01 per common share, respectively. Our average time charter equivalent rate, or TCE rate, for the second quarter of 2012 was $24,208 per vessel per day, or $25,085 per vessel per day on an adjusted basis, which was slightly above our TCE rate during the second quarter of 2011, which was $23,828 per vessel per day or $24,372 on an adjusted basis. TCE rate is not recognized measurement under GAAP. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses for the second quarter of 2012 and 2011 amounted to $0.6 million and $0.01 million, respectively and mainly relate to war risk insurance costs and bunkers consumed by our vessels travelling to and from their drydocks.

Vessels operating expenses

Vessels operating expenses comprise crew wages and related costs, insurance and vessel registry costs, repairs and maintenance expenses (excluding dry-docking), the cost of spares and consumable stores, regulatory fees and other miscellaneous expenses. During the second quarter of 2012, vessels operating expenses amounted to $3.4 million, compared to $1.6 million during the second quarter of 2011, due to the increased average number of vessels and increased calendar days period over period, but on average our vessel operating expenses were $5,291 and $5,294 per vessel per day, respectively, which is in line period over period.

Dry-docking expenses

During the second quarter of 2012, two of our vessels the CMA CGM Kingfish and CMA CGM Marlin underwent their scheduled dry-docking which resulted in 44 off-hire days and expenses amounting to $2.0 million, in aggregate. There were no dry-docking expenses in the second quarter of 2011.

Management fees charged by a related party

Management fees charged by Allseas Marine S.A (our "Manager" or "Allseas") for the second quarter of 2012 and 2011 were $0.5 million and $0.3 million, or $810 and $896 per vessel per day, respectively. The increase in management fees was due to the increased average number of vessels and increased calendar days period over period, and was partly offset by the decreased U.S. Dollar/Euro exchange rate. Management fees charged by a related party represent fees for management and technical services in accordance with our management agreement. This fee is charged on a daily basis per vessel and is affected by the number of vessels in our fleet, the number of calendar days during the period, and the U.S. Dollar/Euro exchange rate at the beginning of each month.

Depreciation

Depreciation for our fleet for the second quarter of 2012 and 2011 was $3.4 million and $1.5 million, respectively, due to the increased number of vessels and increased calendar days period over period.

General and administrative expenses

General and administrative expenses for the second quarter of 2012 and 2011 were $1.2 million and $0.6 million, or $1,907 and $2,143 per day, respectively. General and administrative expenses include executive services and share-based compensation. During the second quarter of 2012 and 2011, executive services amounted to $0.45 million and $0.4 million, respectively, and share-based compensation amounted to $0.3 million and $0.07 million, respectively.

Interest and finance costs

Interest and finance costs amounted to $2.0 million and $0.8 million for the second quarter of 2012 and 2011, respectively, of which $1.8 million and $0.7 million, respectively, related to the interest incurred on the loans for our vessels and $0.2 million and $0.1 million, respectively, related to the amortization of financing costs and other financial expenses. This increase in interest and finance costs is due to our increased borrowings period over period.

Six Months ended June 30, 2012

During the period from January 1, 2011 to April 14, 2011, the date of our Initial Public Offering, the Company remained substantially inactive. As such, no comparative analysis is presented for the six months ended June 30, 2011.

During the six months ended June 30, 2012, we operated an average of 7.03 vessels with a 96% utilization rate, reflecting a total of 44 off-hire days associated with the scheduled drydockings for two of our vessels. Excluding these drydockings, our utilization rate was 99.8%. Our Net Income and Adjusted Net Income for the period was $6.6 million and $8.2 million, respectively, resulting in earnings per share of $0.39 and adjusted earnings per share of $0.49, respectively, on both a basic and diluted basis. EBITDA and Adjusted EBITDA for the six months ended June 30, 2012 were $17.4 million and $18.9 million, respectively.

Net revenues

During the six months ended June 30, 2012, our vessels operated a total of 1,234 from a total of 1,280 calendar days. The Company reported net revenues for the six months ended June 30, 2012 of $30.8 million, net of the amortization of above/below market time charters, which decreased our revenues and net income for the period by $1.0 million, or $0.06 per share. Our average time charter equivalent rate, or TCE rate, for the six months ended June 30, 2012 was $24,229 per vessel per day, or $25,053 on an adjusted basis, respectively. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses for the six months ended June 30, 2012 amounted to $0.9 million and mainly relate to war risk insurance costs and bunkers consumed in transporting our vessels to and from their drydocks.

Vessels operating expenses

During the six months ended June 30, 2012, vessels operating expenses amounted to $6.9 million, or on average, $5,393 per vessel per day.

Dry-docking expenses

During the six months ended June 30, 2012, two of our vessels, the CMA CGM Kingfish and CMA CGM Marlin underwent their scheduled dry-docking which resulted in an aggregate of 44 off-hire days and expenses amounting to $2.0 million in the aggregate.

Management fees charged by a related party

Management fees charged by our Manager for the six months ended June 30, 2012 were $1.0 million, or $811 per vessel per day.

Depreciation

Depreciation for our fleet for the six months ended June 30, 2012 was $6.7 million.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2012 were $2.6 million or $2,030 per day. General and administrative expenses include executive services and share-based compensation, which amounted to $0.9 million and $0.6 million, respectively, during the period.

Interest and finance costs

Interest and finance costs amounted to $4.0 million for the six months ended June 30, 2012, of which $3.6 million related to the interest incurred on the loans for our vessels and $0.4 million related to the amortization of financing costs and other financial expenses.

UNAUDITED CONSOLIDATED CONDENSED CASH FLOW INFORMATION
(Expressed in United States Dollars)

	For the period from April 14, 2011 to June 30, 2011	Six months ended June 30, 2012
Net cash from Operating Activities	3,286,064	15,740,012
Net cash used in Investing Activities	(281,510,273)	(34,304,579)
Net cash from Financing Activities	281,006,772	19,744,170
Net increase in cash and cash equivalents	2,782,563	1,179,603

Net cash provided by Operating Activities

Net cash from Operating Activities for the six months ended June 30, 2012 was $15.7 million. Our vessels generated positive cash flows from revenues, net of commissions, of $31.9 million, while we paid $16.2 million for expenses, of which $3.5 million relates to the payment of interest on our bank loans and our related party loan.

Net cash from Operating Activities for the period from April 14, 2011 to June 30, 2011 was $3.3 million. Our vessels generated positive cash flows from revenues, net of commissions, of $7.9 million, while we paid $4.6 million for expenses, of which $0.3 million relates to the payment of interest on our bank loans.

Net cash used in Investing Activities

Net cash used in Investing Activities during the six months ended June 30, 2012, was $34.3 million, comprised of $31.2 million relating to the acquisition of OOCL Hong Kong, including attached intangibles, and $3.1 million relating to the advance payment for the acquisition of OOCL China, which was delivered to the Company on July 5, 2012.

Net cash used in Investing Activities during the period from April 14, 2011 to June 30, 2011, was $281.5 million, comprised of $273.5 million relating to the acquisition of our first six vessels in our fleet, including attached time charters and other fixed assets, and $8.0 million relating to the increase in our restricted cash to be maintained for minimum liquidity requirements under our loan agreements.

Net cash from Financing Activities

Net cash from Financing Activities during the six months ended June 30, 2012, was $19.7 million and consisted of the proceeds from the issuance of 1,333,333 units, each unit consisting of one 9.75% Series B Cumulative Redeemable Perpetual Preferred Share (the "Series B Preferred Shares") and one warrant to purchase one of our common shares, which amounted to $38.5 million in the aggregate, discussed below, after deducting the payment of related costs of $0.1 million, along with the $8.9 million of our debt repayments and dividend payments of $9.8 million.

Net cash from Financing Activities during the period from April 14, 2011 to June 30, 2011, was $281.0 million. The proceeds from our Initial Public Offering of $123.2 million, after deducting underwriting discounts and commissions and payment of other offering costs of $0.2 million, together with the drawdown of $160.0 million under our secured and unsecured loan agreements, after deducting financing fees of $2.0 million, were used to partially finance the acquisition of our first six vessels in our fleet.

Private Offering and Issuance of Preferred Shares:

On June 12, 2012, we completed a private offering (the "Private Offering"), to Neige International Inc., a company controlled by our Chairman, President and Chief Executive Officer, whereby we issued and sold to Neige International Inc., 1,333,333 units, each unit consisting of one of our Series B Preferred Shares and one warrant to purchase one of our common shares at an exercise price of $7.74 per share at any time on or prior to June 30, 2017, at an offering price of $28.875 per unit, which resulted in gross proceeds to us of approximately $38.5 million.  We used a portion of the proceeds of the Private Offering, together with borrowings under our $25.0 million credit facility, discussed below, to fund the acquisition of the OOCL Hong Kong and the OOCL China, which were delivered to us on June 25, 2012 and July 5, 2012, respectively, which we had agreed to acquire from subsidiaries of OOCL for an aggregate purchase price of $62.3 million.

$25.0 Million Credit Facility:

On June 27, 2012, we entered into a $25.0 million credit facility to partially finance the acquisition of the OOCL Hong Kong and the OOCL China, delivered to us on June 25, 2012 and July 5, 2012, respectively. The credit facility was drawn in full in July 2012.

Liquidity:

As of June 30, 2012, our cash and restricted cash (current and non-current) amounted to $18.3 million, of which $10.0 million is considered restricted for minimum liquidity purposes under our loan agreements. On June 12, 2012, we completed the Private Offering to Neige International Inc., discussed above, which resulted in gross proceeds to us of $38.5 million. A portion of the proceeds of the Private Offering was used to partially finance the acquisition of OOCL Hong Kong and OOCL China. As of June 30, 2012, we had total outstanding indebtedness of $202.4 million, of which $32.7 million is scheduled to be repaid in the forthcoming 12-month period, and we were in compliance with all of the covenants contained in our loan agreements. On June 27, 2012, we entered into a $25.0 million credit facility to partially finance the acquisition of OOCL Hong Kong and OOCL China, delivered to us on June 25, 2012 and July 5, 2012, respectively. The credit facility was drawn in full in July 2012. As of the date of this release, we have no borrowing capacity under our existing loan facilities and no capital commitments. We anticipate that our current financial resources, together with cash generated from operations will be sufficient to fund the operations of our current fleet, including our working capital requirements, for the next 12 months.

Dividends:

On July 31, 2012, the Company's Board of Directors declared a dividend of $0.26 per share, with respect to the second quarter of 2012, payable on or about August 22, 2012 to shareholders of record as of the close of business on August 15, 2012. This is the fifth consecutive quarterly dividend to common shareholders since the Company became a public company in April 2011 and the Company has declared a total of $1.31 in dividends during that time.

On July 2, 2012, we paid a dividend of $0.2 million for the period from June 12, 2012 to June 30, 2012, to Neige International Inc., the only holder of our Series B Preferred Shares outstanding as of June 29, 2012, the record date for such dividend payment.

Consistent with our dividend guidance, and subject to the approval of our Board of Directors, we intend to declare a dividend of $0.22 per share for the third quarter of 2012, payable in the fourth quarter of this year, and to target a dividend of $0.22 per share for the fourth quarter of 2012.

The declaration and payment of a dividend will always be subject to the discretion of the Board of Directors of the Company, and will be subject to the rights of holders of our 9.75% Series B-1 Cumulative Redeemable Perpetual Preferred Shares (the "Series B-1 Preferred Shares"), which rank prior to our common shares with respect to dividends, distributions and payments upon liquidation. Cumulative dividends on our Series B-1 Preferred Shares will accrue at a rate of 9.75% per annum per $30.0 stated liquidation preference per Series B-1 Preferred Share, and are payable on January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2012. Furthermore, the declaration and payment of dividends will depend on, among other things, the Company's earnings, financial condition and cash requirements and availability, the covenants in the Company's existing and future debt instruments, global economic conditions and the provisions of Marshall Islands law.

Recent Developments:

Follow-on Offering and Issuance of 4,285,715 Common Shares:

On July 18, 2012, we completed a public offering of 4,285,715 common shares at a public offering price of $7.00 per share. We used a portion of the net proceeds of this offering to redeem 692,641 of the Series B Preferred Shares issued to Neige International Inc. in the Private Offering at a price equal to the liquidation preference of $30.00 per share, plus accrued and unpaid dividends paid out of our available cash on hand, and we intend to use the balance of the net proceeds of this offering for general corporate purposes, which may include the repayment of debt.

Immediately following the closing of this offering and the application of the net proceeds therefrom, we exchanged the then outstanding Series B Preferred Shares held by Neige International Inc. issued in the Private Offering, which accounted for all of our outstanding Series B Preferred Shares, on a one-for-one basis, with Series B-1 Preferred Shares issued to Neige International Inc. (the "Preferred Share Exchange"). The Series B-1 Preferred Shares are identical to the Series B Preferred Shares in all material respects except they have a conversion right, pursuant to which we, at our sole option, will have the right to convert, in whole or in part at any time from time to time, any outstanding Series B-1 Preferred Shares into common shares. The number of common shares into which each Series B-1 Preferred Share may be converted will be the number of common shares having an aggregate Adjusted Market Price (as defined below) equal to the $30.00 liquidation preference of the Series B-1 Preferred Shares, plus any applicable redemption premium. The Adjusted Market Price of the common shares will be equal to the closing price of the common shares on the New York Stock Exchange, or such other national securities exchange on which our common shares are then traded, on the record date of the conversion, less 10%.

Interest Rate Swap Agreement:

On July 19, 2012, we entered into an interest rate swap agreement with ABN AMRO Bank N.V. ("ABN AMRO"), with declining notional balances in order to hedge our variable interest rate exposure with an effective date of October 2, 2012 for an initial notional amount of $23.75 million that will be reducing by $1.25 million on a quarterly basis over a period of three years. Under the terms of the agreement, we will make quarterly payments to ABN AMRO on the relevant amount at a fixed rate of 0.595% and ABN AMRO will make quarterly payments to us on the relevant amount based on the 3-month USD LIBOR.

Chartering Strategy:

Pursuant to our chartering strategy, we focus on containerships with carrying capacities ranging from 1,700 TEU to 7,000 TEU employed on short- to medium-term time charters of one to five years with staggered maturities, which provide us with the benefit of stable cash flows from a diversified portfolio of charterers, while preserving the flexibility to capitalize on potentially rising rates when the current time charters expire. Based on the latest redelivery dates, the Company has secured under such contracts 78% of its fleet capacity for each of the remainder of 2012 and 2013.

Fleet List:

The following table provides additional information about our fleet as of August 1, 2012.

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate (6)	Charter Expiration	Notes
Box Voyager	2010	3,426	----	----	----	1
Box Trader	2010	3,426	----	----	----	1
CMA CGM Kingfish	2007	5,095	CMA CGM	$23,000	April 2014	2
CMA CGM Marlin	2007	5,095	CMA CGM	$23,000	May 2014	2
Maersk Diadema (formerly the MSC Siena)	2006	4,546	Maersk	$28,000	January 2014	2,3
Maule	2010	6,589	CSAV Valparaiso	$38,000	May 2016	4
MSC Emma	2004	5,060	MSC	$28,500	August 2014	5
OOCL Hong Kong	1995	5,344	OOCL	$26,800	June 2015	7
OOCL China	1996	5,344	OOCL	$26,800	July 2015	7
Total		43,925

Notes:
1)	The Box Trader and Box Voyager were redelivered to us on June 26, 2012 and July 25, 2012, respectively, upon the expiration of their charters with CSAV Valparaiso and are currently awaiting re-employment, which has not yet been arranged.
2)	The charterer has the option to increase or decrease the term of the charter by 45 days.
3)	The charterer has the option to extend the term of the charter by additional one-year terms for four successive years at the same gross daily charter hire.
4)	The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to purchase the vessel upon expiration of the charter, provided that the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million less a 0.5% purchase commission payable to parties unaffiliated to us.
5)	The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to extend the term of the charter by an additional one-year term at the same gross daily charter rate.
6)	Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and our Manager, totaling 1.25% for the CMA CGM Kingfish, CMA CGM Marlin, OOCL Hong Kong and OOCL China, and 2.5% for the other vessels in our fleet, including, in each case, 1.25% to Allseas.
7)	The charterer has the option to increase or decrease the term of the charter by 30 days.

Conference Call and Webcast details:

The Company's management will host a conference call to discuss its second quarter and six months ended June 30, 2012 results on August 2, 2012 at 09:30 am ET.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-877-317-6789 (USA) or +1-412-317-6789 (international).

A replay of the conference call will be available until August 9, 2012 and can be accessed by dialing 1-877-344-7529 (domestic) and +1-412-317-0088 (international) and using passcode 10016835.

There will also be a simultaneous live webcast over the Internet, through the Company's website (www.box-ships.com). Participants in the live webcast should register on the website approximately 15 minutes prior to the start of the webcast.

About Box Ships Inc.:

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 7.5 years. The Company's shares trade on the New York Stock Exchange under the symbol "TEU."

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Box Ships Inc. Robert Perri, CFA Chief Financial Officer Tel. +30 (210) 8914600 E-mail: ir@box-ships.com
Investor Relations / Media Allen & Caron Inc. Michael Mason (Investors) Tel. +1 (212) 691-8087 E-mail: michaelm@allencaron.com Len Hall (Media) Tel. +1 (949) 474-4300 E-mail: len@allencaron.com

- Tables Follow –

SUMMARY FLEET INFORMATION	Period from April 14, 2011 to June 30, 2011	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012
FLEET DATA
Average number of vessels (1)	3.79	7.07	7.03
Available days for fleet (2)	296	598	1,234
Calendar days for fleet (3)	296	643	1,280
Fleet utilization (4)	100%	93%	96%
AVERAGE DAILY RESULTS (Expressed in United States Dollars)
Time charter equivalent (5)	$23,828	$24,208	$24,229
Vessel operating expenses (6)	$5,294	$5,291	$5,393
Management fees charged by a related party(7)	$896	$810	$811
General and administrative expenses(8)	$2,143	$1,907	$2,030
Total vessel operating expenses(9)	$8,333	$8,008	$8,234

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for repairs, dry-dockings or special or intermediate surveys, or other operational matters. Any idle days, relating to the days a vessel remains unemployed are included in Available days.

(3)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period.
(4)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing available days by fleet calendar days for the relevant period.
(5)
Time charter equivalent ("TCE"), is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing time charter revenues, net of commissions and voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal and fuel costs that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, other than extra war risk insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily management fees are calculated by dividing management fees charged by a related party by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.
(9)
Total vessel operating expenses ("TVOE"), are a measurement of our total expenses, excluding dry-docking expenses, associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Time Charter Equivalent Reconciliation (Expressed in United States Dollars)	Period from Apirl 14, 2011 to June 30, 2011	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012
Time Charter Revenues	$7,225,829	$15,441,436	$31,524,149
Commissions	(161,536)	(343,172)	(702,296)
Voyage Expenses	(11,276)	(622,113)	(923,554)
Total Revenue, net of voyage expenses	$7,053,017	$14,476,151	$29,898,299
Plus: Amortization of above/below market time charters	161,050	524,942	1,016,946
Total Revenue, net of voyage expenses, adjusted	$7,214,067	$15,001,093	$30,915,245
Total available days	296	598	1,234
Time Charter Equivalent	$23,828	$24,208	$24,229
Time Charter Equivalent, adjusted(1)	$24,372	$25,085	$25,053

(1)
Time charter equivalent, adjusted ("TCE adjusted"), is a non-GAAP measure and is determined by dividing time charter revenues, net of commissions, voyage expenses and amortization of above/below market time charters attached to the vessels acquired, by available days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal and fuel costs that are unique to a particular voyage. We believe that the presentation of TCE adjusted is useful to investors because it presents the TCE earned in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to the vessels acquired. The Company's definition of TCE adjusted may not be the same as that used by other companies in the shipping or other industries.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP measures
(Expressed in United States Dollars, except for share data)

Net Income / Adjusted Net Income(1)	Period from April 14, 2011 to June 30, 2011	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012
Net Income	$2,258,970	$1,987,660	$6,648,374
Plus: Amortization of above/below market time charters	161,050	524,942	1,016,946
Plus: Share-based compensation	72,591	279,365	558,339
Adjusted Net Income	$2,492,611	$2,791,967	$8,223,659

EBITDA / Adjusted EBITDA(1)
Net income	$2,258,970	$1,987,660	$6,648,374
Plus: Net Interest expense	830,079	1,985,341	3,986,462
Plus: Depreciation	1,496,136	3,371,046	6,715,770
EBITDA	$4,585,185	$7,344,047	$17,350,606
Plus: Amortization of above/below market time charters	161,050	524,942	1,016,946
Plus: Share-based compensation	72,591	279,365	558,339
Adjusted EBITDA	$4,818,826	$8,148,354	$18,925,891

Earnings per Common Share	Period from April 14, 2011 to June 30, 2011	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012
Net income	$2,258,970	$1,987,660	$6,648,374
Less: Dividends to Series B Preferred Shares	-	(205,833)	(205,833)
Less: Net income attributable to non-vested share awards	(6,237)	(32,428)	(122,860)
Net income available to common shareholders	$2,252,733	$1,749,399	$6,319,681

Weighted average number of common shares, basic and diluted	14,072,494	16,028,878	16,014,439

Earnings per common share, basic and diluted	$0.16	$0.11	$0.39

Adjusted Earnings per Common Share(1)
Net income	$2,258,970	$1,987,660	$6,648,374
Plus: Amortization of above/below market time charters	161,050	524,942	1,016,946
Plus: Share-based compensation	72,591	279,365	558,339
Adjusted Net Income	$2,492,611	$2,791,967	$8,223,659
Less: Dividends to Series B Preferred Shares	-	(205,833)	(205,833)
Less: Adjusted Net income attributable to non-vested share awards	(6,882)	(47,066)	(152,901)
Adjusted Net income available to common shareholders	$2,485,729	$2,539,068	$7,864,925

Weighted average number of common shares, basic and diluted	14,072,494	16,028,878	16,014,439

Adjusted Earnings per common share, basic and diluted	$0.18	$0.16	$0.49

(1)
The Company considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company's management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results which may be useful to investors.

The Company excluded non-cash items from net income to derive Adjusted Net Income and Adjusted EPS. The Company believes that Adjusted Net Income and Adjusted EPS provide additional information on the fleet operational results which may be useful to investors.

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are not  items recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS may not be the same as that used by other companies in the shipping or other industries.

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in United States Dollars, except for share data)

	For the period from April 14, 2011 to June 30, 2011	Three months ended June 30, 2012	Six months ended June 30, 2012

REVENUES:
Time charter revenues (including amortization of below and above market acquired time charters of $161,050 for the period from April 14, 2011 to June 30, 2011 and $524,942 and $1,016,946 for the three and six months ended June 30, 2012, respectively)	7,225,829	15,441,436	31,524,149
Commissions	(161,536)	(343,172)	(702,296)
Net Revenues	7,064,293	15,098,264	30,821,853

EXPENSES:
Voyage expenses	11,276	622,113	923,554
Vessels operating expenses	1,567,032	3,402,401	6,902,616
Dry-docking expenses	-	2,006,176	2,006,176
Management fees charged by a related party	265,214	521,111	1,038,586
Depreciation	1,496,136	3,371,046	6,715,770
General and administrative expenses (including share based compensation of $72,591 for the period from April 14, 2011 to June 30, 2011 and $279,365 and $558,339 for the three and six months ended June 30, 2012, respectively)	634,468	1,226,175	2,598,707
Operating income	3,090,167	3,949,242	10,636,444

OTHER INCOME (EXPENSES):
Interest and finance costs	(830,655)	(1,989,418)	(3,997,950)
Interest income	576	4,077	11,488
Foreign currency (loss) / gain, net	(1,118)	23,759	(1,608)
Total other expenses, net	(831,197)	(1,961,582)	(3,988,070)

NET INCOME	2,258,970	1,987,660	6,648,374

Earnings per common share, basic and diluted	$0.16	$0.11	$0.39

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars)

	December 31, 2011	June 30, 2012
ASSETS
Cash and restricted cash (current and non-current)	17,150,155	18,329,758
Other current assets	4,404,636	5,798,111
Advances for vessel acquisition	-	3,125,601
Vessels and other fixed assets, net and other non-current assets	379,856,095	402,488,006

Total Assets	401,410,886	429,741,476

LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt	17,700,000	32,700,000
Other current liabilities	4,657,768	7,244,986
Long-term debt, net of current portion	193,500,000	169,650,000
Other non-current liabilities	3,192,041	2,607,343
Total stockholders' equity	182,361,077	217,539,147

Total Liabilities and Stockholders' Equity	401,410,886	429,741,476